Lee Pharmaceuticals, Inc.

30 N Gould Street

Suite 5835

Sheridan, WY 82801

December 28, 2022

Attorney Lauren Pierce

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Re: Lee Pharmaceuticals, Inc.

Offering Statement on Form 1-A /A

Filed December 1, 2022

File No. 024-11991

Dear Ms. Pierce:

In response to your letter dated December 16, 2022, the following information is hereby submitted on behalf of Lee Pharmaceuticals, Inc. (the "Company").  Amendment 3 to the Offering Statement on Form 1-A/A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 2 to Form 1-A filed December 1, 2022

Risk Factors

Risks Related to the Company and Its Business, page 10

1.To the extent material, please provide risk factor disclosure regarding your transactions involving cryptocurrency. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets. Please also describe any material risks related to the safeguarding your or your customers’ crypto assets. Describe any material risks to your business and financial condition if the third-party provider that you use for payments has ineffective policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets.

Response: In our previous 1-A/A filing, we indicated we may decide to accept cryptocurrency as a form of payment for our products/services and that any cryptocurrency payments would be processed by a third-party service provider (“TPP”). At this time, the Company has not made a definitive determination that it will accept cryptocurrencies as a form of payment, nor does it have any contracts in place with potential TPP’s that would facilitate such transactions. As such, the Company has decided that it will only accept payments in fiat currency at this time. Any language regarding the acceptance of cryptocurrencies as payment for our products or services has been removed from our Form 1-A/A filed herewith.

We are not considered a "Covered Entity"..., page 10

2.Notwithstanding your assertion that there is no material risk that HIPAA or other similar laws related to the storage of health information could apply to your business, please revise your discussion here to clarify that this position reflects the belief of your management. Address the applicability of other rules and regulations relating to your storage and tracking of unique health information of potential users, and discuss any related risks to the company and to investors. If there are no such material risks, consider moving this disclosure to your Description of Business section. See Item 7(a)(1)(vi) of Form 1-A.

Response: Based on our status as a non-covered entity under HIPAA, management does not believe there are material risks to our business related to HIPAA or other similar laws. As such, we have removed our disclosure from page 10 and have included it in the ‘Description of Business’ section.

Description of Business

Corporate History, page 22

3.We note your response to prior comment 2. Please add the information set forth in your response letter describing the rationale for the acquisition of Accelerate Global Market Solutions Corp. to the disclosure in the offering statement.

Response: This information has been added to the Offering Circular as requested.

Description of Securities

Series A Preferred Stock, page 29

4.We note your response to prior comment 5. Please revise your disclosure in the offering statement to include the information set forth in your response letter explaining the mechanism by which holders of the Series A Preferred Stock control 60% of the voting power.

Response: This information has been added to the Offering Circular as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

LEE PHARMACEUTICALS, INC.

/s/John Morgan

John Morgan

CEO